UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Apptio, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

03835C108

(CUSIP Number)

Sachin Gupta

Apptio, Inc.

11100 NE 8th Street, Suite 600

Bellevue, WA 98004

(866) 470-0320

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03835C108

1.	NAMES OF REPORTING PERSONS Sachin Gupta
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Apptio, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices located at 11100 NE 8th Street, Suite 600 Bellevue, WA 98004.

On January 10, 2019, pursuant to the terms of an Agreement and Plan of Merger, dated as of November 9, 2018 (the “Merger Agreement”), by and among Bellevue Parent, LLC, a Delaware limited liability company (“Parent”), Bellevue Merger Sub, Inc. a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer, Parent completed the merger, with the Issuer continuing as the surviving corporation in the merger and becoming a wholly owned subsidiary of Parent (the “Merger”). Parent and Merger Sub were formed by affiliates of Vista Equity Partners Fund VI, L.P., a Cayman Islands exempted limited partnership. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement.

At the Effective Time, each:

(i)

share of Class A Common Stock issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares and Dissenting Company Shares) was cancelled and extinguished, and automatically converted into the right to receive cash in an amount equal to $38.00, without interest thereon (the “Per Share Price”);

(ii)

Company Option, Company RSU, and Company PSU that was unexpired, unexercised, outstanding and vested as of immediately prior to the Effective Time or that vested solely as a result of the consummation of the transactions contemplated by the Merger Agreement (each, a “Vested Award”) was cancelled and automatically converted into the right to receive an amount in cash equal to the product of (1) the aggregate number of shares subject to such Vested Award, multiplied by (2) the Per Share Price (or, for each Company Option, the excess, if any, of the Per Share Price over such Company Option’s per share exercise price), subject to any required withholding of taxes; and

(iii)

Company Option, Company RSU, and Company PSU that was unexpired, unexercised, and outstanding as of immediately prior to the Effective Time that was not a Vested Award (each, an “Unvested Award”) was cancelled and replaced with a right to receive an amount in cash, without interest, equal to the product of (1) the aggregate number of shares subject to such Unvested Award (which, for each Company PSU, is 100% of the number of shares subject to the Company PSU that become eligible to vest upon measurement, by the Company Board or its Compensation Committee on or before the Closing Date, of actual performance achieved against the relevant performance criteria under the applicable Company PSU agreement) multiplied by (2) the Per Share Price (or, for each Company Option, the excess, if any, of the Per Share Price over such Company Option’s per share exercise price) subject to any required withholding of taxes (the “Cash Replacement Amounts”), which Cash Replacement Amounts will, subject to the holder’s continued service through the applicable vesting dates, vest and be payable at the same time as the Unvested Award for which such Cash Replacement Amounts were exchanged would have vested pursuant to its terms, with all Cash Replacement Amounts having the same terms and conditions (including, with respect to vesting (including accelerated vesting on specific terminations of employment, to the extent applicable)) as applied to the Unvested Awards for which they were exchanged, except for terms rendered inoperative by reason of the Merger or for any applicable administrative or ministerial changes. For the avoidance of doubt, any Company Options (whether vested or unvested) with a per share exercise price equal to or greater than the Per Share Price were cancelled immediately upon the Effective Time without payment or consideration.

The foregoing description of the Merger Agreement and the transactions contemplated thereby do not purport to be complete, and are subject to, and qualified in their entirety by reference to, the full text of the Merger Agreement, which is incorporated herein by reference. The Merger Agreement is filed as an exhibit hereto.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Sachin Gupta (the “Reporting Person”).

(b)	The address of the principal business office of the Reporting Person is 11100 NE 8th Street, Suite 600 Bellevue, WA 98004.

(c)	The Reporting Person is the president, chief executive officer and a member of the board of directors of the Issuer.

(d)	During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the five years prior to the date hereof, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a U.S. Citizen.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date of this report, as a result of the consummation of the Merger, the Reporting Person does not beneficially own any securities of the Issuer.

As of the Effective Time, the Reporting Person disposed of securities of the Issuer previously held by the Reporting Person as follows:

•	3,837,453 shares of Class A Common Stock held by the Reporting Person directly were disposed of at a price of $38.00 per share;
•

307,357 shares of Class A Common Stock held by the Reporting Person indirectly through Sachin Gupta, Trustee of the FutureZ Irrevocable Trust 16 (f/k/a PG GRAT of 2016 dated July 19, 2016) were disposed of at a price equal to $38.00 per share;

•

127,000 unvested restricted stock units held by the Reporting Person that represented contingent rights to receive 127,000 shares of Class A Common Stock upon settlement were cancelled and automatically converted into the right to receive $38.00 per share on the same vesting terms as immediately prior to the consummation of the Merger;

•

30,380 unvested performance restricted stock units held by the Reporting Person that represented contingent rights to receive 30,380 shares of Class A Common Stock were cancelled and automatically converted into the right to receive $38.00 per share on the same vesting terms as immediately prior to the consummation of the Merger;

•

630,231 vested options to purchase Class A Common Stock held by the Reporting Person were cancelled and automatically converted into the right to receive $38.00 per share, less the applicable per share exercise price and subject to any applicable withholding taxes; and

•

188,169 unvested options to purchase Class A Common Stock held by the Reporting Person were cancelled and automatically converted into the right to received $38.00 per share, less the applicable per share exercise price and subject to any applicable withholding taxes, on the same vesting terms as immediately prior to the consummation of the Merger.

These restricted stock units, performance restricted stock units and stock options were governed by the Issuer’s 2011 Executive Equity Incentive Plan (the “2011 Plan”) and the Issuer’s 2016 Equity Incentive Plan (the “2016 Plan”) and were granted in connection with the Reporting Person’s service as an officer of the Issuer. No additional consideration was paid by the Reporting Person in connection with the receipt of such securities.

Item 4.	Purpose of Transaction

The Reporting Person is a co-founder and the president, chief executive officer and a member of the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of this report, the Reporting Person does not beneficially own any securities of the Issuer.

(b)	As of the date of this report, the Reporting Person does not have the power to vote or direct the voting of, or to dispose or direct the disposition of, any securities of the Issuer.

(c)

Except as disclosed in Item 3 and Item 6 and a charitable gift of 395,000 shares of Class A Common Stock on December 20, 2018, the Reporting Person has not effected any transactions with respect to the shares of Class A Common Stock beneficially held by him during the past sixty (60) days.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock of the Issuer as of January 10, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 4 are incorporated herein by reference.

The Reporting Person is the president and chief executive officer of the Issuer and is a member of the Issuer’s board of directors and, accordingly, may have the ability to effect and influence control of the Issuer.

The Reporting Person was a party to agreements under the 2011 Plan and 2016 Plan. In December 2011, the Reporting Person received a stock option exercisable for 450,000 shares of Class A Common Stock at a price of $2.39 per share (upon the partial exercise of which the Reporting Person acquired 268,000 shares of Class A Common Stock on December 21, 2018, such that 182,000 shares under this option were exercisable as of January 10, 2019). In June 2014, the Reporting Person received a stock option exercisable for 182,000 shares of Class A Common Stock at a price of $11.46 per share, all of which were exercisable as of January 10, 2019. In November 2015, the Reporting Person received a stock option exercisable for 400,000 shares of Class A Common Stock at a price of $14.31 per share, of which 245,831 shares were exercisable as of January 10, 2019 (and such option was no longer exercisable for shares of Class A Common Stock after such date). In May 2017, the Reporting Person received a stock option exercisable for 54,400 shares of Class A Common Stock at a price of $14.04 per share, of which 20,400 shares were exercisable as of January 10, 2019 (and such option was no longer exercisable for shares of Class A Common Stock after such date). In May 2017, the Reporting Person received an award of restricted stock units exercisable for 52,800 shares of Class A Common Stock, of which 33,000 were unvested as of January 10, 2019 (and such restricted stock units were no longer exercisable for shares of Class A Common Stock after such date).  In May 2018, the Reporting Person received an award of restricted stock units exercisable for 94,000 shares of Class A Common Stock, none of which were vested as of January 10, 2019 (and such restricted stock units were no longer exercisable for shares of Class A Common Stock after such date). In May 2018, the Reporting Person received an award of performance restricted stock units, which were certified by the Issuer’s Board of Directors in January 2019 to be exercisable for 30,380 shares of Class A Common Stock, none of which were vested as of January 10, 2019 (and such performance restricted stock units were no longer exercisable for shares of Class A Common Stock after such date).

Other than the agreements and relationships described in Item 3 and Item 4 above and in this Item 6, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Title	Incorporation by Reference
		Form	File No.	Exhibit	Filing Date

7.1	Form of Stock Option Grant Notice and Stock Option Agreement under the 2011 Executive Equity Incentive Plan, as amended	S-1	333-213334	10.18	August 26, 2016

7.2	Amended and Restated Investors’ Rights Agreement, dated May 3, 2013, by and among the registrant and the investors and founders named therein	S-1	333-213334	4.2	August 26, 2016

7.3	Amendment to the Amended and Restated Investors’ Rights Agreement, dated October 11, 2013	S-1	333-213334	4.2A	August 26, 2016

7.4	Form of Stock Option Grant Notice and Stock Option Agreement under the 2016 Equity Incentive Plan	S-1/A	333-213334	10.21	September 12, 2016

7.5	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the 2016 Equity Incentive Plan	S-1/A	333-213334	10.23	September 12, 2016

7.6	Certificate of Retirement	8-A/A	001-37885	3.1	May 11, 2018
7.7	Agreement and Plan of Merger, dated as of November 9, 2018, by and among Bellevue Parent, LLC, a Delaware limited liability company, Bellevue Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Bellevue Parent, LLC, and Apptio, Inc., a Delaware corporation.	8-K	001-37885	2.1	November 13, 2018

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2019	/s/ Sachin Gupta
Sachin Gupta